November 17, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Cvrkel:

On behalf of News Corporation (“News Corporation” or the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated November 5, 2009, relating to the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (“Commission”) on August 12, 2009. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79

Notes to Consolidated Financial Statements, page 87

Note 3. Acquisitions, Disposals and Other Transactions, page 98

Fiscal 2009 Transactions, page 98

Other Transactions, page 98

1. We note the disclosure indicating that in July 2008, the company completed the sale of eight of its owned-and-operated FOX network affiliated television stations for approximately $1 billion in cash. We also note that in connection with the transaction, the stations sold entered into new affiliation agreements with the company to receive net programming and assumed existing contracts with the company. Please tell us and clarify in your disclosures in future filings, whether any of the proceeds from the sale of the television stations was allocated to the new affiliation agreements with the company that were executed at the time of the sale. If so, please explain how the company determined the portion of the proceeds allocated to the affiliation agreements and explain how this factored into the calculation of the $232 million gain recognized in connection with the sale transaction. If not, please explain why. We may have further comment upon review of your response.

The Company concluded that these new network affiliation agreements were negotiated at fair value and are consistent with the network affiliation agreements entered into with other third party-owned FOX network affiliated television stations. As such, the Company did not allocate any portion of the proceeds from the sale of the television stations to the new network affiliation agreements executed at the time of the sale. In response to the Staff’s comment, the Company will add the following to the disclosure of the sale of these television stations in future filings: “No portion of the sale proceeds was allocated to the new network affiliation agreements as they were negotiated at fair value and are consistent with similar pre-existing contracts with other third party-owned FOX affiliated stations.”

2. We note the disclosure in Note 3 with respect to the February 2009 transaction in which the company sold approximately 67% of the NDS Series B ordinary shares it held for $63 per share consisting of $1.5 billion in cash and a $242 million vendor note. We also note that as a result of this transaction, NDS ceased to be a public company and the Permira Newcos and the company received 51% and 49%, respectively, of NDS. Please tell us and clarify in your future disclosures, the nature and percentage interest in NDS which the company held prior to this transaction and explain how the company accounted for NDS in its financial statements both before and after this transaction. Also, please tell us the carrying value of the company’s interest in NDS at the time of this transaction, and subsequent to the transaction and provide us with the computation of the $1.2 billion gain recognized on the sale.

Prior to the completion of the transaction pursuant to which NDS ceased to be a public company (the “Transaction”), the Company owned a 71.9% equity interest in NDS through its ownership of 100% of NDS’s outstanding Series B ordinary shares (42,001,000 shares). Accordingly, the Company had consolidated its majority ownership interest in NDS in its financial statements from the periods before NDS’s initial public offering in November 1999 until the consummation of the Transaction on February 5, 2009. The Company’s investment in NDS had a net carrying value of approximately $699 million immediately prior to the completion of the Transaction.

In February 2009, the Company, NDS and Permira Advisers LLP, through its two newly incorporated companies (the “Permira Newcos”), completed the transaction pursuant to which NDS ceased to be a public company, with the Permira Newcos and News Corporation owning approximately 51% and 49% of NDS, respectively. The Transaction was consummated using cash from a mix of third party senior and mezzanine indebtedness incurred by NDS, cash from the issuance of new shares (14,530,703 Series B ordinary shares at $63 per share) to the Permira Newcos and cash on hand at NDS. The funds provided from these sources were used to:

•

Acquire all of the outstanding NDS Series A ordinary shares, including shares represented by American Depositary Shares traded on The NASDAQ Stock Market, for per-share consideration of $63 in cash; and

•

Acquire approximately 67% of the NDS Series B ordinary shares held by the Company for consideration of $63 per share, which was paid in a combination of approximately $1.5 billion in cash and a $242 million note;

Following the completion of the Transaction, the Company retained ownership of its remaining NDS Series B ordinary shares (13,960,872 shares), resulting in it owning approximately 49% of NDS. The carrying value of the Company’s investment in NDS immediately after the Transaction was approximately $233 million, which is now accounted for under the equity method of accounting as the Company no longer controls NDS.

In response to the Staff’s comment, the Company will add the following to the disclosure of the Transaction in future filings: “Immediately prior to the consummation of the NDS Transaction, the Company owned approximately 72% of NDS through the ownership of all of the outstanding NDS Series B ordinary shares and, accordingly, included the results of NDS in the consolidated financial statements of the Company.” Note 6, Investments, in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 discloses the accounting for NDS as an equity method investment subsequent to the Transaction.

Fiscal 2008 Transactions, page 99

Share Exchange Agreement, page 101

3. We note from the disclosure included in Note 3 on page 100, that in connection with the acquisition of Dow Jones during 2007, the company recognized a significant level of goodwill. In future filings, please revise the notes to the company’s financial statements to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

While the Company did not include the below disclosure in its Annual Report on Form 10-K for the fiscal year ended June 30, 2009, the referenced disclosure was made in Note 3, Acquisitions, Disposals and Other Transactions, in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

In response to the Staff’s comment, in future filings, the Company will add the following disclosure of the Dow Jones acquisition, “The acquisition was effected in December 2007 to position the Company as a leader in the financial news and information market and to enhance its ability to adapt to future challenges and opportunities within the Company’s Newspapers and Information Services segment and across the Company’s other related business segments.”

4. We note the exchange with Liberty during 2008 in which approximately 325 million shares of Class A common stock and 188 million shares of Class B common stock were exchanged for 100% of a wholly owned subsidiary of the company’s whose holdings included an approximate 41% interest in DIRECTV, three RSNs and $625 million in cash. Please tell and revise the notes to your financial statements in future filings to explain how the Class A and Class B shares received in this transaction were valued and provide us with your calculation of the $1.7 billion gain recognized in connection with this transaction. As part of your response, you should also tell us the carrying value at the time of sale for your 41% interest in DIRECTV and the three RSNs that were exchanged in this transaction. Your response should include how the accounting treatment used for this transaction complies with APB 29 and EITF 01-02 as applicable. We may have further comment upon receipt of your response.

The transaction was accounted for at fair value as a nonmonetary exchange in accordance with the guidance of APB No. 29 and EITF 01-2. Paragraph 18 of APB No. 29 states, “The Board concludes that in general accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss should be recognized on the exchange. The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer should be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer should be recorded at the fair value of the asset transferred, and a gain or loss should be recognized on the disposition of the asset. The fair value of an entity’s own stock reacquired may be a more clearly evident measure of the fair value of the asset distributed in a nonreciprocal transfer if the transaction involves distribution of a nonmonetary asset to eliminate a disproportionate part of owners’ interests (that is, to acquire stock for the treasury or for retirement).”

The fair value of the assets received from Liberty (the shares of News Corporation’s Class A and Class B common stock) was used to measure the fair value of the assets exchanged as the value of the shares of News Corporation’s common stock was more clearly evident than the fair value of the assets exchanged to Liberty (the shares of DIRECTV common stock and the three RSNs) since quoted market prices from an active market existed for News Corporation’s Class A and Class B common stock. The Company measured the fair market value of News Corporation’s Class A and Class B common stock received from Liberty at the NYSE closing price of the Class A common stock (NWS-A) and Class B common stock (NWS) shares on February 27, 2008, the closing date of the exchange transaction. Based on the above guidance in APB No. 29 paragraph 18, the Company concluded that the value of the Company’s common stock on the closing date of the exchange should be used to determine the fair value of the exchange for purposes of recording the transaction which is the same basis as that used in monetary transactions.

The carrying values of the Company’s 41% interest in DIRECTV and the three RSNs at the closing date of the exchange were $7.55 billion and $237 million, respectively. In response to the Staff’s comment, the Company will add the following disclosure to this note in future filings: “The Company measured the fair market value of the shares received from Liberty at the February 27, 2008 NYSE closing price of the Class A Common Stock (NWS-A) and Class B Common Stock (NWS) as the value of the shares was more clearly evident than the fair value of the assets surrendered.”

Note 9. Goodwill and Other Intangible Assets

5. We note from the disclosure included in footnote (1) to the table of changes in goodwill during the year ended June 30, 2009, that changes in goodwill for the period included $412 million resulting from the finalization of purchase price allocations. Please tell us and revise the notes to the company’s financial statements in future filings to indicate the specific acquisitions to which the $412 million of adjustments to goodwill relate and the nature and specific timing of the facts or circumstances that resulted in the changes in the purchase price allocations.

The changes in the carrying value of goodwill of $412 million discussed in footnote (1) consist of a combination of new acquisitions and the finalization of purchase price allocations of $374 million and $38 million, respectively. The Company clarified this in the wording changes below. The new acquisitions increase was primarily due to two transactions which resulted in a $300 million increase to goodwill: the acquisition of a majority interest in an Asian general entertainment company as part of the formation of the Star Jupiter venture and the acquisition of the VeriSign minority share of the Jamba joint venture. The purchase price allocations included an increase that was primarily due to the finalization of the Dow Jones purchase price allocation. In response to the Staff’s request, the Company will include the following disclosure in future filings:

“Adjustments include new acquisitions and the finalization of purchase price allocations of $374 million and $38 million, respectively, which were offset by a $217 million reduction at the Television segment due to the sale of the Stations in July 2008. The new acquisitions increase was primarily due to two transactions which resulted in additional goodwill of $300 million as a result of the acquisition of a majority interest in an Asian general entertainment company as part of the formation of the Star Jupiter venture and the acquisition of the VeriSign minority share of the Jamba joint venture. The purchase price allocations were primarily due to the finalization the Dow Jones purchase price allocation.”

Note 14. Equity Based Compensation

6. Based on the disclosures included in Note 14 to the company’s financial statements, it does not appear that the company has provided all of the disclosures required by SFAS No. 123(R) in the notes to the financial statements. For example, we note that the company has not disclosed the total intrinsic value of options exercised, share-based liabilities paid and the total fair value of shares vested during each period presented in the statement of operations as required by paragraph A240(c) of SFAS No. 123(R). We also note that the company has not disclosed the aggregate intrinsic value of options outstanding and options currently exercisable as of the latest balance sheet date presented as required by paragraph A240(d) of SFAS No. 123 (R). Please ensure that the notes to the company’s financial statements include all of the disclosures required by paragraph A240 of SFAS No. 123(R) in any future filings.

Please refer to page 123 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as the intrinsic value of exercised options was disclosed for the fiscal years ended June 30, 2009, 2008 and 2007 in the amounts of nil, $54 million and $208 million, respectively. The Company did not disclose the intrinsic value of options currently outstanding and exercisable as of June 30, 2009 as they had no intrinsic value due to a significant decline in the Company’s stock price. However, the Company will disclose these amounts in future filings. In response to the Staff’s request, the Company will ensure in future filings that the notes to the Company’s consolidated financial statements include all of the disclosures required by paragraph A240 of SFAS No.123(R), including the share-based liabilities paid and the total fair value of shares vested.

Note 25. Supplemental Guarantor Information

7. We note from the disclosure included in Note 25 that the company has presented condensed consolidating financial information for NAI, the parent company and the non-guarantor subsidiaries because the Parent Guarantor presently guarantees the public indebtedness of NAI and the guarantee is full and unconditional. Please tell us and revise future filings to disclose whether NAI is 100% owned by the parent company guarantor. Refer to the guidance outlined in Rule 3-10(b) and (c) of Regulation S-X.

The Company confirms that NAI is 100% owned by the parent company guarantor as defined in Rule 3-10. The Company will revise future filings to comply with the Staff’s comment.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/S/ AMY BOWERMAN FREED
Amy Bowerman Freed Hogan & Hartson LLP

[Letterhead of News Corporation]

November 17, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 12, 2009
File No. 001-32352

Dear Ms. Cvrkel:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated November 5, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2009, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/S/ JANET NOVA
Janet Nova Senior Vice President and Deputy General Counsel News Corporation